Exhibit 99.1

Casterra Announces Agreement with World Leading Energy Company to Cultivate its Castor Varieties at Commercial Scale

Casterra to sell its unique castor seed varieties and provide its significant experience in castor cultivation, for the biofuel production of one of the world’s major energy companies

Rehovot, Israel – January 19, 2023 – Casterra Ag Ltd. (“Casterra”), the integrated castor cultivation solution company and a subsidiary of Evogene Ltd. (“Evogene”) (Nasdaq: EVGN, TASE: EVGN), announced today that it has entered into an agreement with one of the world’s leading energy companies, whereby Casterra will provide its unique castor varieties and its broad know-how in cultivation of castor at a commercial scale for biofuel production.

Under the framework of the agreement, the initial focus is the purchase agreement of castor seed varieties from Casterra for growing castor in specific African territories and the provision of technical support. The agreement also allows for the potential for long-term cooperation in castor cultivation between this customer and Casterra, with the potential for expansion into additional territories on the African continent.

Biofuels have significant advantages over conventional petrochemical fuels, primarily being a renewable source and biodegradable, with significantly less negative environmental impact than other alternative fuel sources. Under the carbon life-cycle, castor is considered a carbon–neutral fuel, since the emissions linked with its combustion are comparatively similar to the carbon dioxide emissions absorbed during the growth of the source plants1. Technically, castor has other important advantages such as inherent lubricity, low toxicity, superior flash point, negligible sulfur content and cleaner exhaust emissions2.

Oil derived from the castor bean has further advantages as a source for biofuel over other vegetable oils, due to its higher proportion of energy-rich, fatty hydroxy-acids. Additional advantages making it industrially useful include a low melting point and low solidification point, and castor has the most stable viscosity of any vegetable-derived oils. Furthermore, castor as a crop, poses minimal competition for land with conventional food crops or edible oils, due to its hardiness and tolerance to stresses, and can be cultivated on marginal land areas which otherwise would not be used3.

1 Nature, June 30, 2022. Preparation and characterization analysis of biofuel derived through seed extracts of Ricinus communis (castor oil plant). https://www.nature.com/articles/s41598-022-14403-7
2 Journal of the Chilean Chemical Society, January 2022. A Review of Biodiesel Production from non-edible raw materials. https://www.scielo.cl/scielo.php?pid=S0717-97072022000105433&script=sci_arttext
3 Agriculture journal, Feb 2, 2022. The Eco-Efficiency of Castor Supply Chain: A Greek Case Study. https://www.mdpi.com/2077-0472/12/2/206/htm

Casterra’s mission is to provide the most genetically advanced castor bean seed varieties, tailored to humanity’s eco-friendly energy needs of today, with a complete comprehensive ag-service solution to castor cultivators and manufacturers. Based on Evogene’s plant genomic capabilities via its GeneRator AI tech-engine, Casterra has developed proprietary castor seed varieties that enable a high-yield and high-quality crop, with oil-rich content that lend themselves well to efficient and industrialized cultivation methods (mechanized harvesting process).

Eyal Ronen, CEO of Casterra, commented, “We are very proud to be supporting a major multinational energy company, one of the world’s seven supermajor oil companies, by providing our advanced castor seed varieties and guiding their activities in the castor cultivation arena. We strongly support the biofuel production based on castor oil, which has been proven to be a highly clean and effective source of renewable energy. This new agreement has significant potential for future growth and strengthens our position in the castor biofuel market.”

About Casterra Ag Ltd.:

Casterra is engaged in developing and commercializing high-yielding castor bean seeds as a cost-competitive, sustainable, second-generation feedstock for the growing biofuel market. It has built its castor genetic assets based on a broad collection of over 300 castor lines from over 40 different geographic and climatic regions. As part of its development process, Casterra applies advanced breeding methods utilizing Evogene's Generator AI tech-engine, enabling the use of cutting-edge plant genomics tools and agro-technique expertise to enable efficient and sustainable industrial-scale production of the castor bean.

For additional information, please visit Casterra’s website at: http://www.casterra.com

About Evogene Ltd.:

Evogene (Nasdaq: EVGN, TASE: EVGN) is a computational biology company aiming to revolutionize the development of life-science-based products by utilizing cutting-edge technologies to increase the probability of success while reducing development time and cost. Evogene established three unique technological engines - MicroBoost AI, ChemPass AI, and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each technological engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI). Evogene uses its technological engines to develop products through subsidiaries and strategic partners.

Evogene’s main subsidiaries utilize the technological engines to develop human microbiome-based therapeutics by Biomica Ltd., medical cannabis products by Canonic Ltd., ag-chemicals by Ag Plenus Ltd., and ag-biologicals by Lavie Bio Ltd.

For more information, please visit www.evogene.com.

Forward Looking Statements:

This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, “demonstrates”, or words of similar meaning. For example, Evogene and Casterra are using forward-looking statements in this press release when they discuss the results of the collaboration between Casterra and the multinational energy company, including potential commercial scale production, Casterra’s castor seeds’ advantages and biofuels’ advantages, the ability of the new agreement to have significant potential for future growth and strengthen Casterra’s position in the castor biofuel market, the expansion of the areas of cultivation and of the collaboration to other countries and territories. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, and involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance and the potential of the technology underscoring their castor activities. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with applicable securities authorities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact:
Kenny Green Email: kenny.green@evogene.com Tel: +1 212 378 8040